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You can become a shareholder in Ad Fontes

through our <u>Community Round on WeFunder</u>

Reminder: Some of you love our content but don't love any emails related to fundraising. That's ok! Just email us back with "no fundraising" and you won't get any more on this subject, but you'll still get our regular newsletters.

As promised, I'll send out just one email every week to update you on the progress of our Community Round investment campaign for the next 5-6 weeks, then a few last-minute reminders for the procrastinator crowd toward the end. :)

Since we opened our campaign last week, we've been thrilled with the response. We've filled up about 25% of our allotment for this round, bringing in both previous and first-time investors to fuel our growth to the next level.

Some of you have been following us for over six years, and some of you have only discovered us recently. In either case, it's worth taking a look back at where we have been and what we've accomplished with your support, and where we are going in the future. So here's a video of me talking about that!



Additional details and terms of this equity crowdfunding raise are <u>here on our campaign page</u>.

If you're not familiar with WeFunder and how investing in companies like ours works, please check out the <u>Investor FAQ</u> on the site.

Email me any questions you have and I'll respond as soon as I can!

Yours Truly,
Vanessa

Vanessa Otero
Founder/CEO
Ad Fontes Media

View Campaign

Testing the Waters Disclosure
We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will









be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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